Money Centers of America, Inc.
                        700 S. Henderson Road, Suite 325
                            King of Prussia, PA 19406



VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549
Attention:  Robert Bartelmes

 Re: Money Centers of America, Inc.
Registration Statement on Form SB-2/A
File No: 333-138150
Form AW Application for Withdrawal

Dear Mr. Bartelmes,

Pursuant to the request made by your office, please accept this as the above registrant's application for withdrawal of the above Post Effective Amendment No. 1 to the Registration Statement filed on May 9, 2007. The purpose of withdrawal is that the above Registration Statement was incorrectly filed in Edgar as a pre-effective amendment. We will re-file with a correct identification as a post-effective amendment today.


                                            Sincerely,

                                            MONEY CENTERS OF AMERICA, INC.


                                            /s/ Jason P. Walsh
                                            --------------------------------
                                            Name: Jason P. Walsh
                                            Title: Chief Financial Officer